767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

February 7, 2020

VIA EDGAR TRANSMISSION

Jennifer Lopez

Staff Attorney

Office of Trade and Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	First Watch Restaurant Group, Inc.
Draft Registration Statement on Form S-1
Submitted January 8, 2020
CIK No. 0001789940

Dear Ms. Lopez:

On behalf of our client, First Watch Restaurant Group, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated February 3, 2020. In connection with such responses, we will be confidentially submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001789940) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 1.

Non-GAAP Financial Measures, page ii

1.

We note your disclosure regarding the non-GAAP financial measures. Please tell us your consideration of Question 102.10 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and providing this discussion elsewhere with reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages iii, 12, 13, 14 and 15 accordingly.

Prospectus Summary

Strong Restaurant Productivity and Proven Profitability, page 4

2.	Please explain or define at first use the term “designated market areas” or “DMAs”.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 4 accordingly to define the term “designated market areas”.

Ms. Lopez Securities and Exchange Commission February 7, 2020 Page 2

Risk Factors

We have a limited number of suppliers and distributors..., page 23

3.

We note your disclosure that you purchase “100% of [y]our pork from two suppliers,” “100% of [y]our eggs from two suppliers,” “100% of your coffee from one supplier” and “80% of [y]our avocados from one supplier.” Please disclose the material terms of these agreements and tell us what consideration you have given to the filing of these agreements. Please refer to Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is not substantially dependent on any of its suppliers of pork, eggs, avocados and coffee. The Company notes that it does not maintain contracts with its suppliers of pork, eggs and avocados and purchases such supplies pursuant to purchase orders with no minimum purchase requirements at then prevailing market prices. The Company has revised the disclosure on page 24 to clarify that it does not have contracts with its suppliers of pork, eggs and avocados. While in the ordinary course of its business, the Company has entered into a contract with its coffee supplier, the Company believes it could easily find another supplier of coffee that meets the Company’s quality standards and volume requirements on substantially similar terms on short notice if required. Accordingly, the Company does not believe that the contract with its coffee supplier constitutes a material contract as defined by Item 601(b)(10) of Regulation S-K and therefore is not required to file such agreement as an exhibit to the Registration Statement.

Our amended and restated bylaws will designate the Court of Chancery of the State of Delaware..., page 44

4.

We note that your amended and restated bylaws will provide that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on your behalf. Please revise your disclosure here and on page 101 to disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the amended and restated bylaws states this clearly.

The Company respectfully advises the Staff that it has revised the disclosure on pages 45 and 102 in response to the Staff’s comment to clarify that the Company’s exclusive forum provision that will be set forth in the amended and restated bylaws does not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws and rules and regulations promulgated thereunder for which there is exclusive federal or concurrent federal and state jurisdiction.

Ms. Lopez Securities and Exchange Commission February 7, 2020 Page 3

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 58

5.

A significant portion of your results of operations disclosure is dedicated to stating dollar amounts. Please expand your discussion to provide a more detailed explanation of the underlying reasons for these amounts and any changes in your results of operations. We remind you that the objectives of Management´s Discussion and Analysis include providing your investors with the opportunity to view your results of operations and liquidity through the eyes of your management and providing your investors with the context within which financial information should be analyzed. Please refer to Item 303 of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that additional discussion and explanation regarding the underlying reasons for these amounts and the changes in the Company’s results of operations will be provided along with the financial data for the fiscal year ended December 29, 2019 in a subsequent submission of the Registration Statement.

Selected Operating Data, page 59

6.

Please provide a footnote to the non-GAAP measures presented with a cross-reference to the disclosures required by Item 10(e) of Regulation S-K. Alternatively, please revise to provide the disclosures here.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 60 accordingly.

Qualitative and Quantitative Disclosure About Market Risk, page 66

7.

We note the debt incurred under your Senior Credit Facilities exposes you to interest rate risk. Further, we note there were $195.4 million outstanding borrowings, excluding unamortized debt discount and deferred issuance costs, under your credit facilities as of December 31, 2018. Please revise to include quantitative disclosures about interest rate risk in one of the three disclosure alternatives set forth in Item 305 of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 67 accordingly.

Business

Proven Record of Sustained Growth, page 68

8.	We note your disclosure that you have consistently experienced “positive annual same-restaurant traffic growth, averaging 1.4%.” Please define the term “same-restaurant traffic growth.”

The Company acknowledges the Staff’s comment and has revised the disclosure on page iii accordingly.

How We Intend to Grow Sales and Profits

Drive Restaurant Traffic and Build Sales, page 72

9.

We note placeholders for the percentage of customers that purchased from your seasonal menu, Fresh Juices and Shareables in 2019. Please tell us what consideration you have given to quantifying 2018 percentages to provide additional context for investors.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 73 accordingly.

Ms. Lopez Securities and Exchange Commission February 7, 2020 Page 4

We Are Disrupting a Massive Category

Future Platforms and Initiatives, page 72

10.

We note your disclosure that you “intend to evolve [y]our mobile app and the Sun eClub email program, which currently has more than 1.5 million members, to reduce customer friction and enhance targeted campaigns to increase customer frequency.” Please tell us what you mean by “reduce customer friction” and further discuss the nature of your Sun eClub email program, if material. For example, clarify if the Sun eClub email program is a loyalty program or only provides for targeted campaigns.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 6 and 74 accordingly.

Financial Statements

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Organization, page F-7

11.	We note the numbers of company-owned restaurants and franchised restaurants disclosed in the last sentence of this section do not agree with those on page 75. Please reconcile these differences.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 76 accordingly.

General

12.

Please disclose the basis for all your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. Please also provide independent supplemental materials, with appropriate markings and page references in your response. The following are examples only of some of your competitive position assertions:

•

“The restaurant industry captured two additional breakfast visits per capita, from 2015 to 2018, and with 78% of breakfasts still being prepared at home as of 2019, morning restaurant traffic provides a compelling long-term opportunity for future growth,” on page 3

•	“Our restaurant-level general manager turnover averaged 19.3% in fiscal 2019, which is meaningfully lower than the industry-reported average of 43%,” on pages 4 and 71.

Ms. Lopez Securities and Exchange Commission February 7, 2020 Page 5

The Company acknowledges the Staff’s comment and has revised the disclosure throughout the S-1 accordingly. Where applicable, the Company has provided the Staff with copies of independent supplemental materials, with appropriate markings and page references as requested.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch

Weil, Gotshal & Manges LLP

cc:	Christopher A. Tomasso
Chief Executive Officer
First Watch Restaurant Group, Inc.